Exhibit 99.1

Royal & Sun Alliance Insurance Group plc
Form 20F

A copy of the above document has been submitted to the UK Listing Authority, and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).